Exhibit 99.1

POLYRIZON ADOPTS LIMITED DURATION SHAREHOLDER RIGHTS PLAN

TEL AVIV, Israel, Nov. 09, 2026 (GLOBE NEWSWIRE) -- Polyrizon Ltd. (Nasdaq: PLRZ) (the “Company” or “Polyrizon”), a development-stage biotech company specializing in the development of innovative intranasal hydrogels, announced today that its Board of Directors (the “Board”) has unanimously adopted a limited duration shareholder rights plan (the “Rights Plan”), effective immediately.

“Unfortunately, Polyrizon, like many other development-stage biotech companies, continues to experience a significant and ongoing dislocation in the trading price of its ordinary shares. The adoption of the Rights Plan is intended to protect the long-term interests of Polyrizon and all of our shareholders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over Polyrizon, through the open-market accumulation of the Company’s shares without appropriately compensating all Polyrizon shareholders for control,” concluded Mr. Izraeli.

The Board did not adopt the Rights Plan in response to a specific takeover threat. The Rights Plan is not intended to prevent or interfere with any action with respect to Polyrizon that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will position the Board to fulfill its fiduciary duties on behalf of all shareholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence Polyrizon. The Rights Plan will encourage anyone seeking to gain a significant interest in Polyrizon to negotiate directly with the Board prior to attempting to control or significantly influence the Company. The Rights Plan became effective on November 9, 2026, and will be submitted to the Company’s shareholders for ratification at the Company’s next general meeting of shareholders. The effectiveness of the Rights Plan is not conditioned upon, and shall not be suspended pending, such shareholder ratification, and the Rights (as defined in the Rights Plan) are in full force and effect as of the date hereof; provided, however, that if the Company’s shareholders vote against ratification of the Rights Plan at the next general meeting of shareholders, the Rights Plan shall cease to be in effect immediately upon the announcement of the voting results, and the Rights shall terminate and cease to be exercisable as of such time.

The Rights Plan is similar to those adopted by other publicly traded companies, and does not contain any dead-hand, slow-hand, no-hand or similar feature that limits the ability of a future Board to redeem the rights. Pursuant to the Rights Plan, Polyrizon will issue one special purchase right for each ordinary share outstanding as of the close of business on November 19, 2026. While the Rights Plan is effective immediately, the rights generally would become exercisable only if an entity, person or group acquires beneficial ownership of 10% or more of Polyrizon’s outstanding ordinary shares in a transaction not approved by the Company’s Board.

In that situation, each holder of a right (other than the acquiring entity, person or group) will have the right to purchase one ordinary share at a purchase price of $ 0.001 per share. In addition, at any time after an entity, person or group acquires 10% or more of the Company’s ordinary shares, the Company’s Board of Directors may exchange one ordinary share of the Company for each outstanding right (other than rights owned by such entity, person or group, which would have become void).

The Rights Plan has a 364-day term, expiring on November 8, 2027.

Further details about the Rights Plan will be contained in a Form 6-K to be filed by Polyrizon with the Securities and Exchange Commission.

Meitar Law Offices and Greenberg Traurig are serving as legal counsel to Polyrizon.

About Polyrizon Ltd. (Nasdaq: PLRZ):

Polyrizon is a development stage biotech company specializing in the development of innovative medical device hydrogels delivered in the form of nasal sprays, which form a thin hydrogel-based shield containment barrier in the nasal cavity that can provide a barrier against viruses and allergens from contacting the nasal epithelial tissue. Polyrizon’s proprietary Capture and Contain TM, or C&C, hydrogel technology, comprised of a mixture of naturally occurring building blocks, is delivered in the form of nasal sprays, and potentially functions as a “biological mask” with a thin shield containment barrier in the nasal cavity. Polyrizon is further developing certain aspects of its C&C hydrogel technology such as the bioadhesion and prolonged retention at the nasal deposition site for intranasal delivery of drugs. Polyrizon refers to its additional technology, which is in an earlier stage of pre-clinical development, that is focused on nasal delivery of active pharmaceutical ingredients, or APIs, as Trap and Target ™, or T&T. For more information, please visit https://polyrizon-biotech.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses the expected benefits, objectives and operation of the Rights Plan; the anticipated impact of the Rights Plan on shareholders and potential acquirers; the Rights Plan’s ability to protect shareholder value and deter coercive or unfair takeover tactics; the Company’s ability to evaluate strategic opportunities and alternatives; and the redemption, exchange, administration and duration of the Rights Plan. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report filed with the SEC on March 25, 2026 and subsequent filings with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Polyrizon is not responsible for the contents of third-party websites.

Michal Efraty
Investor Relations
IR@polyrizon-biotech.com